SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                IVAX CORPORATION
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.10 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    465823102
                     ---------------------------------------
                                 (CUSIP Number)

                                Thomas Y. Allman
                               BASFIN CORPORATION
                          3000 Continental Drive-North
                       Mount Olive, New Jersey 07828-1234
                            Telephone: (201) 426-3230
                     ---------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)






                                October 28, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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



CUSIP No. 465823102
--------------------------------------------------------------------------------
(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  BASFIN Corporation
                  22-2026719
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of Group (See Instructions)

          (a)     [  X  ]

          (b)     [     ]
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Sources of Funds (See Instructions)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).

         [ - ]
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         State of Delaware
--------------------------------------------------------------------------------
(7)      Number of Shares           Sole Voting Power          0
         Beneficially               --------------------------------------------
(8)      Owned by                   Shared Voting Power       5,304,700
         Each                       --------------------------------------------
(9)      Reporting                  Sole Dispositive Power     0
         Person                     --------------------------------------------
(10)     With                       Shared Dispositive Power  5,304,700
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         5,304,700
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [ - ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         5.0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------


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



CUSIP No. 465823102
--------------------------------------------------------------------------------
(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  BASF Aktiengesellschaft
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of Group (See Instructions)

          (a)     [ X ]

          (b)     [   ]
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Sources of Funds (See Instructions)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).

         [ - ]
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Germany
--------------------------------------------------------------------------------
(7)      Number of Shares           Sole Voting Power          0
         Beneficially               --------------------------------------------
(8)      Owned by                   Shared Voting Power        5,304,700
         Each                       --------------------------------------------
(9)      Reporting                  Sole Dispositive Power     0
         Person                     --------------------------------------------
(10)     With                       Shared Dispositive Power   5,304,700
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         5,304,700
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         [ - ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         5.0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

Item 1.  Securities and Issuer.

                  BASFIN Corporation, a Delaware corporation ("BASFIN"), and BASF Aktiengesellschaft, a corporation organized under the laws of Germany ("BASF AG" and, together with BASFIN, "BASF") hereby amends, supplements and restates their Schedule 13D, originally filed on October 4, 1996, relating to the shares of common stock, par value $.10 per share ("Issuer Common Stock"), of Ivax Corporation, a Florida corporation (the "Issuer"), with principal executive offices at 4400 Biscayne Boulevard, Miami, Florida 33137.

Item 5.          Interest in Securities of the Issuer.

(a) - (b)      As of October 28 1999, BASF beneficially owned 5,304,700 shares of Issuer Common Stock representing 4.997% of the outstanding Issuer Common Stock as of that date.

               As a result of BASF AG's ownership of all of BASFIN's outstanding capital stock, BASF AG and BASFIN have shared power to vote and dispose of all the shares of Issuer Common Stock so owned.

(c) During the past 60 days, BASF has disposed of an aggregate of 980,000 shares of Issuer Common Stock in transactions on the American Stock Exchange as follows:

  Date                   No. of Shares Sold                   Price Per Share
  ----                   ------------------                   ---------------
 9/16/99                       20,000                             $16.8125

 9/20/99                       20,000                             $16.500

 9/21/99                       65,000                             $16.6556

 9/22/99                       75,000                             $16,8208

 9/24/99                       60,000                             $16.5075

 9/27/99                       40,000                             $16.6250

 10/4/99                       69,200                             $16.5758

 10/6/99                       70,000                             $16.2589

 10/8/99                       91,000                             $16.5700

  Date                   No. of Shares Sold                   Price Per Share
  ----                   ------------------                   ---------------
10/12/99                       59,600                             $16.2638

10/13/99                      100,000                             $16.5134

10/18/99                       50,000                             $15.5000

10/19/99                      165,000                             $16.3641

10/20/99                       50,000                             $16.6250

10/28/99                       45,200                             $17.5151


(d)               Not applicable.

(e) On October 28, 1999, BASF ceased to be the beneficial owner of more than five percent of Issuer Common Stock.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 28,1999                             BASFIN CORPORATION

                                            By:    /s/ Mark A. Kerschner
                                                 -------------------------------
                                                 Name:  Mark A. Kerschner
                                                 Title: Treasurer

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 28,1999                             BASF AKTIENGESELLSCHAFT

                                            By:    /s/ Klaus Boehm
                                                 -------------------------------
                                                 Name:  Klaus Boehm
                                                 Title: Senior Vice President,
                                                         Finance

                                            By:    /s/ Joerg Buchmueller
                                                 -------------------------------
                                                 Name:  Joerg Buchmueller
                                                 Title: Director, Legal





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